EPR-Technologies, Inc.



ANNUAL REPORT

23041 Wild Hunt Drive

Gaithersburg, MD 20882

0

https://www.epr-technology.com

This Annual Report is dated April 25, 2022.

BUSINESS

EPR-Technologies, Inc. is a biomedical company leading advances in emergency medicine to save lives when cardiopulmonary resuscitation (CPR) fails. EPR provides a critical opportunity to save the life of a loved one when CPR procedures are unable to resuscitate the individual. EPR proprietary techniques and products will be used in serious trauma cases, like auto accidents and shootings, sudden cardiac arrest, and other medical emergencies when CPR fails, by administering rapid profound hypothermia. EPR induces a state in which no oxygen delivery is required for 3+ hours, buying time for transport to a hospital followed by immediate surgical repairs and medical interventions. While in the EPR state and during surgical repairs, there is no heartbeat, no respiration, and no brain activity, and then after essential surgical repairs, the patient is rewarmed and resuscitated. EPR is the next revolutionary resuscitation step in saving lives too precious to be lost.

EPR products being developed include specific vascular rapid access catheter kits for inducing EPR, cold flush solutions, hospital-ready EPR refrigerators, and pump station platforms, ambulance portable EPR induction units, and training and education materials.

EPR-Technologies' business model will be to sell its products directly to trauma centers, hospitals, the U.S. military, and ambulance services. Additionally, products will also be sold through major medical healthcare product suppliers in the U.S. and in foreign countries.

Intellectual Property

Currently, EPR-Technologies has no awarded patents or pending patents, but EPR-Technologies has several key patents-in-preparation which will be completed and submitted in the U.S. and foreign countries with adequate funding availability, as a high priority. The titles for the initial six patents-in-preparation are as follows: #1 - Specific EPR Induction Kit; #2 - Specific Aortic Access Catheter; #3 - Specifically Configured Hospital Refrigerator-Pump; #4 - Specific Guided Transthoracic Catheter; #5 - Ambulance Portable Refrigerator-Pump System; and #6 - Oxygen Carrying Additive for EPR Induction Vascular Patency. These patents will be fully owned by EPR-Technologies.

Corporate History

EPR-Technologies, Inc. was initially organized as a Delaware corporation on June 13, 2006. For the next decade, the Company remained in the R&D stage. The Company closed out its registration in Delaware and registered as an Arizona corporation on August 29, 2016.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 69,000,000
Use of proceeds: Shares awarded to employees, founders, family
Date: August 29, 2016
Offering exemption relied upon: Section 4(a)(2)
Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 61,000,000
Use of proceeds: Share awarded to employees, founders, family
Date: August 29, 2016
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

EPR-Technologies currently has no revenue, no cost of goods sold, no gross nor net profits, and no significant expenses of any kind since it was incorporated. The Company believes that it can continue to operate without revenues for a very extended period of time. During EPR-Technologies' no expenses and no revenue period, the Company awaits the completion of the EPR clinical trial and an initial successful campaign launch for raised funds to (1) move our patents-in-preparation to completion and submission, (2) complete FDA submission and approvals for our key initial prototype products to induce EPR rapid profound hypothermia, and (3) begin marketing and sales to trauma centers and hospitals.

Foreseeable major expenses based on projections:

EPR-Technologies has no major expenses until funds are raised for the Company to complete patents-in-preparation, move prototype products through FDA submissions and approval, and begin marketing and sale of initial key EPR products.

Future operational challenges:

Future operational challenges will be providing adequate education and training opportunities for trauma surgeons and emergency room physicians to implement EPR rapid profound hypothermia at their medical institutions and facilities. This will be accomplished with an adequate capital raise but also offset by charging medical staff and institutions for training as is currently done for many medical education and training requirements.

A second operational challenge will be to have the general public properly understand that EPR rapid profound hypothermia is meant to provide one more opportunity at resuscitation when CPR fails, and that like CPR, EPR it not guaranteed for success in all medical cases. Also, to understand that profound hypothermia followed by resuscitation is not "resurrection", but just 3+ hours of tolerance to ischemia for one more chance at survival.

Future challenges related to capital resources:

The challenge for capital resources is to have adequate capital raises through crowdfunding or other means, in order to sustain our initial goals without knowing the exact length of time for FDA product approval and adequate medical staff training opportunities and completions. While it is anticipated that the FDA will move quickly to approve EPR related products and procedures once submitted, this time course period remains somewhat uncertain. Perhaps 6 months maximum would be a reasonable estimate. Adequate education and training throughout the U.S. could take up to a year following FDA approval but could be done more rapidly depending on funds available to EPR for course materials, trainers, and number of training teams.

Future milestones and events:

EPR's rapid profound hypothermia is a revolutionary step in resuscitation capabilities. The highly anticipated success of the clinical trial will catapult EPR procedures into public view more than ever before. The immediate milestone and event that will impact the company will be its ability to move quickly to provide the training, equipment, and disposable products when all major medical

facilities are eager to have the availability of EPR technologies to save lives when CPR fails. This will be very positive financially for the Company, but the Company must be ready to meet the needs of medical institutions by adequate capital investment now to provide the essential training capabilities and products.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $24.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lyn Yaffe, M.D.
Lyn Yaffe, M.D.'s current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Co-Founder, Chairman and CEO
Dates of Service: August 29, 2016 - Present
Responsibilities: Lyn is responsible for leadership, management, financial, and general operations of EPR-Technologies, particularly including EPR product development, strategic R&D, clinical trials, and future directions. Currently, Lyn is unsalaried but owns 40 million shares in the company, plus 8 million shares jointly with Stezoski and Wu. If $1.07M is raised, then Lyn will receive a maximum salary of $75K per year. Benchmarks include submission of 4 of the 6 patents-in-preparation during the first 4-6 months, and completion of initial EPR product submissions to the FDA for approvals, initial sales and marketing of products to major U.S. trauma centers, and tangible progress on 2nd generation EPR products.

Position: Acting Secretary/Treasurer
Dates of Service: August 29, 2016 - Present
Responsibilities: Submitting all annual reports, tax forms, and managing finances of the company

Name: Thomas Hardiman
Thomas Hardiman's current primary role is with Independent Contractor/Consultant for City of Stamford, Connecticut. Thomas Hardiman currently services 15-20 hours per week hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Executive Vice President and Member of the Board of Directors
Dates of Service: August 29, 2016 - Present
Responsibilities: Thomas is a voting Board Member on all Board Decisions. Also, Thomas is responsible for identifying and pursuing funding opportunities for EPR-Technologies and planning for marketing and sales in the U.S. and globally once products are FDA approved for EPR applications and use. Currently, Thomas is unsalaried by EPR-Technologies and owns 1% of Common Shares and 1% of Preferred Shares.

Other business experience in the past three years:
Employer: Independent Contractor/Consultant for City of Stamford, Connecticut
Title: Independent Contractor/Consultant for Facilities Department, City of Stamford, CT
Dates of Service: January 15, 2019 - Present
Responsibilities: Management of Facilities Operations and Needs

Name: Xianren Wu, M.D.
Xianren Wu, M.D.'s current primary role is with Geisinger Medical Center, Danville, Pennsylvania. Xianren Wu, M.D. currently services Works on an as needed basis only (on average, approximately .4 hours per week) hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Co-Founder and Member of the Board of Directors
Dates of Service: August 29, 2016 - Present
Responsibilities: Voting Board Member on all Board Decisions. Xianren is currently uncompensated for his role but owns 40 million shares in the company, plus 8 million shares jointly with Yaffe and Stezoski.
Position: Scientific Advisor
Dates of Service: August 29, 2016 - Present
Responsibilities: Provides Scientific Expertise in Profound Hypothermia
Other business experience in the past three years:
Employer: Geisinger Medical Center, Danville, Pennsylvania
Title: Trauma Anesthesiologist
Dates of Service: January 15, 2005 - Present
Responsibilities: Active Trauma Anesthesiologist during surgical procedures

Name: Brad Stezoski
Brad Stezoski's current primary role is with UPMC Presbyterian Shadyside. Brad Stezoski currently service 1-2 hours per week at a minimum in his role with the Issuer.
Positions and offices currently held with the issuer:
Position: Member of the Board of Directors
Dates of Service: July 09, 2019 - Present
Responsibilities: Voting rights as Member of the Board of Directors for all board decisions. Brad is currently uncompensated for his role.
Other business experience in the past three years:
Employer: UPMC Presbyterian Shadyside
Title: System Analyst - Technical Pro
Dates of Service: December 19, 2010 - Present
Responsibilities: Lead developer of SharePoint sites for all administrative medical departments at University of Pittsburgh Medical Center

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Lyn Yaffe, M.D., Co-Founder
Amount and nature of Beneficial ownership: 20,000,000
Percent of class: 30.7

Title of class: Preferred Stock
Stockholder Name: Lyn Yaffe, M.D., Co-Founder
Amount and nature of Beneficial ownership: 20,000,000
Percent of class: 30.7

Title of class: Common Stock
Stockholder Name: Xianren Wu, M.D., Co-Founder
Amount and nature of Beneficial ownership: 20,000,000
Percent of class: 30.7

Title of class: Preferred Stock
Stockholder Name: Xianren Wu, M.D., Co-Founder
Amount and nature of Beneficial ownership: 20,000,000
Percent of class: 30.7

Title of class: Common Stock
Stockholder Name: Cheryl Stezoski (Widow of Deceased EPR-Technologies' Co-Founder William Stezoski)
Amount and nature of Beneficial ownership: 20,000,000
Percent of class: 30.7

Title of class: Preferred Stock
Stockholder Name: Cheryl Stezoski (Widow of Deceased EPR-Technologies' Co-Founder William Stezoski)
Amount and nature of Beneficial ownership: 20,000,000
Percent of class: 30.7

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock
The amount of security authorized is 100,000,000 with a total of 69,000,000 outstanding.
Voting Rights
1 vote per 1 share
Material Rights
There are no material rights associated with Common Stock.

Preferred Stock
The amount of security authorized is 100,000,000 with a total of 61,000,000 outstanding.
Voting Rights
There are no voting rights associated with Preferred Stock.
Material Rights
There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information

provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Preferred Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on

favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of other classes of stock could be more advantageous to those investors than to the holders of Preferred Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational EPR-Technologies approved product line or service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our EPR-Technologies products and services. Delays or cost overruns in the development of our EPR-Technologies products and services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating if the company cannot find another source of investment, and you may get nothing. Even if we sell all the preferred stock we are offering now, the Company will probably need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been

accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

Currently, EPR-Technologies has no competition known to us. But there can be no assurance that competitors in the future will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify if we are successful.

We are an early stage company and have not yet generated any profits

EPR-Technologies, Inc., was incorporated in the State of Arizona on August 24, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. EPR-Technologies has not incurred any net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that EPR-Technologies capabilities, products, and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it

might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company plans to file patent applications, which might be vulnerable.

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

EPR-Technologies, Inc.

By   /s/ *Lyn Yaffe*

      Name: Lyn Yaffe, M.D.

      Title: Co-Founder, Chairman, CEO, and Acting Secretary/Treasurer

Exhibit A

FINANCIAL STATEMENTS



EPR-Technologies, Inc. (the "Company") an Arizona Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
EPR-Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 31, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	24	39
Total Current Assets	24	39
TOTAL ASSETS	24	39
EQUITY		
Additional Paid in Capital	344	314
Accumulated Deficit	(320)	(275)
Total Equity	24	39
TOTAL LIABILITIES AND EQUITY	24	39

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	45	45
Total Operating Expenses	45	45
Operating Income (loss)	(45)	(45)
Provision for Income Tax	-	-
Net Income (loss)	(45)	(45)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(45)	(45)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(45)	(45)
FINANCING ACTIVITIES		
Additional Paid in Capital	30	-
Net Cash provided by (used in) Financing Activities	30	-
Cash at the beginning of period	39	84
Net Cash increase (decrease) for period	(15)	(45)
Cash at end of period	24	39

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	69,000,000	-	61,000,000	-	314	(230)	84
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(45)	(45)
Ending Balance 12/31/2020	69,000,000	-	61,000,000	-	314	(275)	39
Additional Paid in Capital	-	-	-	-	30	-	30
Net Income (Loss)	-	-	-	-	-	(45)	(45)
Ending Balance 12/31/2021	69,000,000	-	61,000,000	-	344	(320)	24

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

EPR-Technologies, Inc. ("the Company") was formed in Arizona on August 24th, 2016. It is a biomedical company leading advances in emergency medicine to save lives when cardiopulmonary resuscitation (CPR) fails. The Company provides a critical opportunity to save the life of a loved one with emergency preservation and resuscitation (EPR) when CPR procedures are unable to resuscitate the individual. The Company's proprietary techniques and products will be used in serious trauma cases, like auto accidents and shootings, sudden cardiac arrest, and other medical emergencies when CPR fails, by administering rapid profound hypothermia. EPR induces a state in which no oxygen delivery is required for 3+ hours, buying time for transport to a hospital followed by immediate surgical repairs and medical interventions. While in this state and during surgical repairs, there is no heartbeat, no respiration, and no brain activity, and then after essential surgical repairs, the patient is rewarmed and resuscitated. EPR will provide the next revolutionary resuscitation step in saving lives too precious to be lost.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

No debt.

NOTE 6 – EQUITY

The Company has authorized 100,000,000 shares of Common Stock with a par value of $5.00 per share. 69,000,000 shares were issued and outstanding as of 2020 and 2021.

The Company has authorized 100,000,000 shares of Preferred Stock with a par value of $5.00 per share. 61,000,000 shares were issued and outstanding as of 2020 and 2021.

Common Shareholders are entitled to one vote per share. Preferred Shareholders have liquidation preference and cannot vote.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 31, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these

consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, Lyn Yaffe, Principal Executive Officer of EPR-Technologies, Inc., hereby certify that the financial statements of EPR-Technologies, Inc. included in this Report are true and complete in all material respects.

Lyn Yaffe

Co-Founder, Chairman, CEO, and Acting Secretary/Treasurer